Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 9 DATED APRIL 30, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017, Supplement No. 2 dated January 16, 2018, Supplement No. 3 dated January 29, 2018, Supplement No. 4 dated February 21, 2018, Supplement No. 5 dated February 22, 2018, Supplement No. 6 dated March 9, 2018, Supplement No. 7 dated March 26, 2018 and Supplement No. 8 dated April 10, 2018. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock (the "Offering");

(2)	updates to our management;

(3)	updates to the section of our prospectus entitled "Prior Performance Summary"

(4)	updates regarding our estimated other organization and offering expenses;

(5)	updates to the “Estimated Use of Proceeds” section of our prospectus;

(6)	updates to the “Management Compensation” section of our prospectus; and

(7)	an updated Appendix A, which includes our Prior Performance Tables.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of April 25, 2018, we are offering shares of Class A common stock, Class I common stock and Class T2 common stock in the Offering. As of April 25, 2018, we had accepted investors' subscriptions for and issued approximately 1,645,000 shares of Class A common stock, 2,310,000 shares of Class I common stock, 1,320,000 shares of Class T common stock and 545,000 shares of Class T2 common stock in the Offering, resulting in receipt of gross proceeds of $16,764,000, $21,237,000, $12,850,000 and $5,297,000, respectively, for total gross proceeds raised of $56,148,000. As of April 25, 2018, we had approximately $943,852,000 in Class A shares, Class I shares and Class T2 shares of common stock remaining in the Offering. We commenced offering shares of Class T2 common stock in this Offering at a price of $9.714 per share on March 15, 2018. We ceased offering shares of Class T common stock in this Offering on the close of business of March 14, 2018. We continue to offer shares of Class T common stock pursuant to our DRIP Registration Statement on Form S-3.
Management
The following table supersedes and replaces the table of the officers and key personnel of our advisor beginning on page 77 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus:

Name	Age	Position(s)
Michael A. Seton	45	Chief Executive Officer, President and Member of Investment Committee
Todd M. Sakow	46	Chief Financial Officer and Treasurer
Lisa A. Drummond	54	Chief Operating Officer and Secretary
Robert M. Winslow	68	Executive Vice President of Construction, Development and Special Projects and Member of Investment Committee
James MacQueen	56	Senior Vice President of Asset Management
Kay C. Neely	42	Senior Vice President of Accounting
Jamie Yoakum	46	Senior Vice President of Accounting
Mario Garcia, Jr.	47	Member of Investment Committee
Robert Peterson	66	Member of Investment Committee
Mark Levey	55	Member of Investment Committee
John E. Carter	58	Executive Chairman
John Carter’s biographical information on page 71 of the prospectus is hereby superseded and replaced with the following information:
John E. Carter, age 58, has served as the Chairman of our board of directors since January 2013. Mr. Carter served as our Chief Executive Officer from January 2013 to April 2018. Mr. Carter founded and has served as the Chairman of the board of directors of Carter Validus Mission Critical REIT, Inc. since December 2009 and Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. from December 2009 to April 2018. Mr. Carter also served as our President from January 2013 to March 2015 and served as President of Carter Validus Mission Critical REIT, Inc. from December 2009 to March 2015. He also serves as Executive Chairman of Carter Validus Advisors II, LLC. He has served as Chief Executive Officer from January 2013 to July 2015 and Co-Chief Executive Officer of Carter Validus Advisors II, LLC from August 2015 to April 2018, and is a member of the Investment Committee of Carter Validus Advisors II, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services II, LLC since January 2013. Mr. Carter serves as Executive Chairman of our sponsor, Carter Validus REIT Management company II, LLC. He has served as Chief Executive Officer from January 2013 to July 2015and as Co-Chief Executive Officer of Carter Validus REIT Management Company II, LLC, from July 2015 to April 2018. Mr. Carter founded and serves as Executive Chairman of Carter/Validus Advisors, LLC and has served as Chief Executive Officer from December 2009 to August 2015 and Co-Chief Executive Officer from August 2015 to April 2018 , a member of the Investment Management Committee of Carter/Validus Advisors, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services, LLC since December 2009. Mr. Carter founded and serves as Executive Chairman of Carter/Validus REIT Investment Management Company, LLC and has served as Chief Executive Officer from December 2009 to July 2015 and Co-Chief Executive Officer of Carter/Validus REIT Investment Management Company from July 2015 to April 2018. Mr. Carter serves as Executive Chairman of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. Mr. Carter also served on the Board of Managers for Validus/Strategic Capital Partners, LLC (now Strategic Capital Management Holdings, LLC) from November 2010 to August 2014. Mr. Carter serves as Chairman of the board of directors of Carter Multifamily Growth & Income Fund, LLC. He also serves as Executive Chairman and as a member of the investment committee of the advisor, Carter Multifamily Growth & Income Advisors, LLC and as Executive Chairman of the sponsor, Carter Multifamily Fund Management Company, LLC. Mr. Carter has more than 36 years of real estate experience in all aspects of leasing, asset management, acquisitions, finance, investment and corporate advisory services. Mr. Carter served as Vice Chairman and a principal of Carter & Associates, L.L.C., or Carter & Associates, one of the principals of our sponsor, from January 2000 to June 2016. Mr. Carter has served in such capacities since he merged his company, Newport Partners, LLC, or Newport Partners, to Carter & Associates in January 2000. Mr. Carter founded Newport Partners in November 1989 and grew the company into a full-service real estate firm with approximately 63 associates throughout Florida. Prior to November 1989, Mr. Carter worked for two years at Trammel Crow Company. In the early 1980s, he spent five years at Citicorp where he focused primarily on tax shelter, Industrial Revenue Bonds (IRBs) and other real estate financing transactions. He also was a founding board member of GulfShore Bank, a community bank located in Tampa, Florida, serving on the Board from August 2007 until April 2017. Mr. Carter is a licensed real estate broker, a member of the IPA Board and Executive Committee and is a member of NAREIT’s Public Non-Listed REIT Council Executive Committee. Mr. Carter obtained a Bachelor’s degree in Economics with a minor in Mathematics from St. Lawrence University in Canton, New York in 1982 and a Masters in Business Administration from Harvard University in Cambridge, Massachusetts in 1989. Mr. Carter was selected to serve as a director because he has significant real estate experience in various areas. He has expansive knowledge of the real estate industry and has relationships with chief executives and other senior management at numerous real estate companies. Mr. Carter brings a unique and valuable perspective to our board of directors.

Lisa A. Drummond's biographical information on page 73 of the prospectus is hereby superseded and replaced with the following information:
Lisa A. Drummond, age 54, has served as our Chief Operating Officer and Secretary as well as Chief Operating Officer and Secretary of Carter Validus Advisors II, LLC since January 2013. She has also served as Secretary of Carter Validus Mission Critical REIT, Inc. and Chief Operating Officer and Secretary of Carter/Validus Advisors, LLC since December 2009. She has also served as Chief Operating Officer and Secretary of Carter/Validus REIT Investment Management Company, LLC since August 2009, Chief Operating Officer and Secretary of Carter Validus REIT Management Company II, LLC since January, 2013 and Chief Operating Officer and Secretary of CV REIT Management Company, LLC since October, 2015. Ms. Drummond also serves as Chief Operating Officer and Secretary of Carter Multifamily Growth & Income Fund, LLC, and Carter Multifamily Growth & Income Advisors, LLC since February, 2018 and Carter Multifamily Fund Management Company, LLC since October, 2017. Ms. Drummond has more than 30 years of real estate experience involving real estate accounting, asset management, property management and financial analysis. Ms. Drummond joined Carter & Associates in January 2000 as a Vice President in its Transaction Services Group, as part of the merger of Newport Partners LLC and Carter & Associates. In such capacity, Ms. Drummond’s responsibility and focus was on all aspects of asset management, financial analysis, and acquisition and financing, including overseeing the due diligence work and support for acquisition and disposition transactions. From December 2003 to December 2010, Ms. Drummond was actively involved in the acquisition and financing process of over $3.5 billion in real estate transactions. Prior to the merger with Carter & Associates, Ms. Drummond was with Newport Partners LLC since July 1996, serving as its Controller. Prior to joining Newport Partners LLC in July 1996, Ms. Drummond worked with JPI Multifamily for two years and Anterra Realty Corporation for five years, both of which are located in Dallas, Texas. Ms. Drummond obtained a Bachelor’s degree in Accountancy from the University of Missouri in Columbia, Missouri in 1985.
Todd M. Sakow's biographical information on page 73 of the prospectus is hereby superseded and replaced with the following information:
Todd M. Sakow, age 46, has served as the Chief Financial Officer and Treasurer and Chief Financial Officer and Treasurer of Carter Validus Advisors II, LLC since January 2013. Mr. Sakow has also served as Chief Financial Officer of our sponsor, Carter Validus REIT Management Company II, LLC since January 2013. He has also served as Chief Financial Officer and Treasurer of Carter Validus Mission Critical REIT, Inc. and of Carter/Validus Advisors, LLC since August 2010. Mr. Sakow has served as Chief Financial Officer of Carter/Validus REIT Investment Management Company, LLC since August 2010. Mr. Sakow has also served as Chief Financial Officer of CV REIT Management Company, LLC since October 2015. Mr. Sakow serves as the President of CV Data Center Growth & Income Fund Manager, LLC. He also serves as President and is a member of the Investment Committee of CV Data Center Growth & Income REIT Advisors, LLC and also serves as the Chief Executive Officer of the CV Data Center Real Estate Management Services, LLC. Mr. Sakow has more than 14 years of real estate and tax experience in the REIT industry and is a Certified Public Accountant. From January 2002 until July 2010, Mr. Sakow worked for American Land Lease, Inc. (formerly NYSE: ANL). From January 2006 through July 2010, he served as its Vice President of Finance, from April 2003 through January 2010, he served as Tax Director and from January 2002 through January 2006, he served as Assistant Corporate Controller. Mr. Sakow’s responsibilities included SEC reporting, REIT tax compliance, and treasury management functions. Prior to joining American Land Lease, Inc., Mr. Sakow was a senior auditor at Ernst & Young, LLP from June 1999 through January 2002. Mr. Sakow received a B.S. in Accounting and a Masters in Accounting from the University of Florida, in 1997 and 1999, respectively. Mr. Sakow has been a board member of the Friends of Joshua House since 2014.
Michael A. Seton’s biographical information on page 73 of the prospectus is hereby superseded and replaced with the following information:
Michael A. Seton, age 45, has served as our Chief Executive Officer since April 2018 and as our President since March 2015. He also has served as the Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. since April 2018 and as the President of Carter Validus Mission Critical REIT, Inc. since March 2015. He also serves as Chief Executive Officer of Carter Validus Advisors II, LLC, served as Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President and a member of the Investment Committee of Carter Validus Advisors II, LLC since January 2013. Mr. Seton serves as the Chief Executive Officer of our sponsor, Carter Validus REIT Management Company II, LLC, and served as Co-Chief Executive Officer from July 2015 to April 2018 and as President since January 2013. Mr. Seton also serves as the Chief Executive Officer of Carter/Validus Advisors, LLC, served as the Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President of Carter/Validus Advisors, LLC since December 2009. He serves as Chief Executive Officer of Carter/Validus REIT Investment Management Company, LLC, served as Co-Chief Executive Officer from July 2015 to April 2018 and served as President of Carter/Validus REIT Investment Management Company, LLC since December 2009. Mr. Seton serves as the Chief Executive Officer of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. Mr. Seton serves as the Chief Executive Officer of CV Data Center Growth & Income Fund Manager, LLC. He also serves as Chief Executive Officer and a member of the Investment Committee of CV

Data Center Growth & Income REIT Advisors, LLC. Mr. Seton also serves as Chairman of CV Data Center Real Estate Management Services, LLC. Mr. Seton has more than 20 years of real estate investment and finance experience. From December 1996 until June 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documenting, closing and syndication of real estate financings for private developers and owners, REITs, and real estate operating companies. Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $35 billion in acquisitions and financings during his real estate career. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.
Alex Stacy's biographical information on page 78 of the prospectus is hereby deleted in its entirety.
Jamie Yoakum's biographical information on page 79 of the prospectus is hereby superseded and replaced with the following information:
Jamie Yoakum, age 46, has served as Senior Vice President of Accounting of Carter Validus Advisors II, LLC and Carter/Validus Advisors, LLC since August 2015. From September 2011 to August 2015, Mr. Yoakum served as Vice President Corporate Controller of Carter/Validus Advisors, LLC. From January 2013 to August 2015, Mr. Yoakum served as Vice President Corporate Controller of Carter Validus Advisors II, LLC. Mr. Yoakum also serves as the Chief Financial Officer of CV Data Growth & Income Fund Manager, LLC and CV Data Center Growth & Income REIT Advisors, LLC. Mr. Yoakum is responsible for the oversight of the accounting and financial reporting functions, as well as managing all accounting department personnel. Mr. Yoakum brings more than 18 years of real estate accounting experience where he served in various accounting capacities. From October 2007 through June 2011 Mr. Yoakum was the Controller and Chief Financial Officer for RMC Property Group where he was responsible for overseeing the Company’s accounting and financial operations. Mr. Yoakum was Controller with Euro American Advisors, Inc., or Euro American, at its US headquarters in Tampa. Mr. Yoakum subsequently served as Vice President of Finance and Administration for Euro American. In this role, Mr. Yoakum had overall responsibility of all accounting functions, financial analysis and fiscal reporting of Euro American and its real estate investments. Mr. Yoakum worked at Euro American from April 2006 through September 2007. From February 2005 through April 2006, he worked for Fifth Third Bank where he underwrote corporate lines of credit and mortgages for diverse real estate properties. From May 2001 through February 2005, he worked at CASTO as Assistant Corporate Controller / Financial Analyst where he was responsible for corporate financial reporting. Mr. Yoakum’s career commenced with the international accounting firm of Deloitte & Touché (now Deloitte) as a staff accountant in the Real Estate Tax Department from January 1999 through May 2001. While at Deloitte, Mr. Yoakum’s primary clients were public and privately-held real estate companies. Mr. Yoakum graduated summa cum laude from Franklin University in Columbus, Ohio, in 1999 and 2000 with Bachelor’s degrees in Finance and Accounting, respectively, and holds a current Certified Public Accountant license in the state of Ohio.
Prior Performance Summary
The following information supersedes and replaces the "Prior Performance Summary" section in its entirety beginning on page 125 of the prospectus:
Prior Investment Programs
The information presented in this section represents the historical experience of Carter Validus Mission Critical REIT, Inc., a prior real estate program managed by our affiliates, or CVMCR. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate program.
This discussion includes a narrative summary of the experience of our sponsor, in the last ten years for (i) all non-public programs sponsored by them and their affiliates which raised funds from outside investors, and (ii) investments for their own account. The following discussion is intended to summarize briefly the objectives and performance of CVMCR and to disclose any material adverse business developments it sustained. The information set forth is current as of December 31, 2017, except where a different date is specified.
For purposes of this summary and the tables included in this prospectus, investments made in Carter Validus Mission Critical REIT, Inc. since inception through December 31, 2017 are referred to as “CVMCR Properties.”
We intend to conduct this Offering in conjunction with future offerings by one or more public and private real estate entities sponsored by affiliates of our advisor. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the section entitled “Conflicts of Interest” in this prospectus for additional information.
The following tables for CVMCR Properties are included as Appendix A herein:

Table I    —  Experience in Raising and Investing Funds (As a  Percentage of Investment)
Table II   —  Compensation to Sponsor (in Dollars)
Table III  —  Annual Operating Results of Prior Real Estate Programs
Table IV (Results of Completed Programs) is omitted since CVMCR has not completed its operations and sold all of its properties during the five years ended December 31, 2017.
Table V — Sales or Disposals of Properties
Carter Validus Mission Critical REIT, Inc.
CVMCR was formed in December 2009 and commenced material operations in December 2010 when its registration statement on Form S-11 was declared effective by the SEC with the goal of acquiring long term, net leased, fully occupied mission critical properties in the data center and healthcare industries. At the close of its initial public offering on June 6, 2014, CVMCR had raised gross proceeds of approximately $1,716,046,000 (including shares of common stock issued pursuant to its distribution reinvestment plan).
CVMCR has assembled a portfolio of net leased real estate focused on two high-growth industries, healthcare and data centers. The underlying real estate associated with the high-growth healthcare and data center industries should benefit from an exponential growth as the U.S. economy continues to grow based on the fundamental, demographic and money-flow trends. CVMCR’s strategy involves acquiring single and multi-tenant assets which are net leased on a long term basis to profitable, creditworthy tenants. With net leases, the tenants are responsible for operating expenses, real estate taxes and often times capital expenditures. Long term, net leases tend to provide stable long term income to owners insulating them from increasing real estate taxes and utility costs, while allowing the tenants to retain operating control of the properties. Additionally, a net lease structure as an alternative to ownership for a tenant, frees up capital to invest in their primary business which typically generates a higher return than real estate ownership and to maintain control of their mission critical properties.
As of September 30, 2017, CVMCR owned 49 real estate investments (including one real estate investment owned through a consolidated partnership), consisting of 84 properties, located in 46 metropolitan statistical areas, or MSAs. During the year ended December 31, 2017, CVMCR's board of directors made a determination to sell the data center assets. Consistent with the decision, during the fourth quarter 2017, CVMCR sold 15 data center properties, (including one real estate property owned through a consolidated partnership). This decision represents a strategic shift that has a major effect on the CVMCR's results and operations and assets and liabilities for the years presented. As a result, CVMCR has its data centers segment as a part of discontinued operations. As of December 31, 2017, CVMCR operated through one reportable segment—commercial real estate investments in healthcare. In addition to the data center property sales, during the fourth quarter ended December 31, 2017, CVMCR sold one healthcare property. Therefore, as of December 31, 2017, CVMCR owned 34 real estate investments, consisting of 68 properties, located in 38 MSAs. As of December 31, 2017, the rentable space of these real estate investments was 94% leased.
Adverse Business Developments
On April 13, 2018, HC-200 Blossom Street, LLC, or HC-200, a wholly owned subsidiary of Carter/Validus Operating Partnership, LP, or CVOP, the operating partnership of CVMCR, entered into the Fourth Amendment to Amended and Restated Lease Agreement, or the Fourth Amendment, to the Lease Agreement between Bay Area Hospital Property Company, LLC, or the Original Landlord, and Bay Area Regional Medical Center, LLC, or Bay Area, dated May 7, 2013 (as assigned from Original Landlord to HC-200 pursuant to a certain Assignment and Assumption of Leases dated July 11, 2014 and also amended, the "Lease"). The Lease comprised 20.9% of the CVMCR's contractual rental revenue for the year ended December 31, 2017. The guarantor of the Lease is Manfred Co., L.C., or the Guarantor. The Fourth Amendment requires Bay Area and the Guarantor to provide cross-pledges of new and existing collateral to further secure the Supplemental Plan and Protective Advances.
The aforementioned Lease accommodations were the result of Bay Area’s operations and cash flow continuing to be negatively impacted by general economic softness in the Houston, Texas market, generally tied to energy sector performance, as well as Bay Area’s and industry specific challenges related to payor mix, such as managed care contracts, case mix, operating efficiency and revenue cycle management.  With the assistance of third party advisors, Bay Area has implemented a comprehensive turnaround plan focused on revenue enhancement and cost savings initiatives, and is currently evaluating strategic alternatives, which may or may not result in finding a buyer, partner, affiliation or other result.  In the event Bay Area does not find a viable strategic alternative, HC-200 may have to provide additional Lease accommodations or pursue its rights and remedies under the Lease and other related documents.

Liquidity
CVMCR disclosed in its offering materials that it would seek a liquidity event no later than five years after the termination of its primary offering in its initial public offering. CVMCR’s initial public offering terminated on June 6, 2014, and such liquidity event has not yet occurred.
Update to the Estimate of Other Organization and Offering Expenses
All references to the expectation of organization and offering expenses (other than selling commissions, dealer manager fees and the distribution and servicing fee) in this prospectus are updated as follows:
We expect that organization and offering expenses (other than selling commissions, dealer manager fees and the distribution and servicing fee) will be approximately 2.0% of the gross offering proceeds as of the termination of this Offering.
Estimated Use of Proceeds
The “Estimated Use of Proceeds” section beginning on page 57 of the prospectus is hereby superseded and replaced with the following:
The following table sets forth our best estimate of how we intend to use the gross and net proceeds from this Offering assuming that we sell specified numbers of shares pursuant to this Offering. The number of shares to be offered and the other terms of any offering under this prospectus, may vary from these assumptions.
On March 14, 2018, we ceased offering shares of Class T common stock in this Offering. Shares of common stock in this Offering are being publicly offered on a best efforts basis at $10.200 per Class A share, $9.273 per Class I share, and $9.714 per Class T2 share. The offering prices are based on the Estimated Per Share NAV of each of our Class A common stock, Class I common stock and Class T common stock as determined by our board of directors on September 28, 2017, and any applicable per share upfront selling commissions and dealer manager fees. In the event we update our estimated per share NAV during the period of this Offering, we expect to adjust the offering prices per share accordingly.
The table below assumes that 20.0% of gross offering proceeds come from sales of Class A shares, 30.0% of gross offering proceeds come from the sale of Class I shares, 1.3% of gross offering proceeds come from the sale of Class T shares, and 48.7% of gross offering proceeds come from the sale of Class T2 shares, based on an offering price of $10.200 per Class A share, $9.273 per Class I share, $9.766 per Class T share and $9.714 per Class T2 share sold in this Offering. We have assumed what percentage of shares of each class will be sold based on discussions with the Dealer Manager and participating broker-dealers, but there can be no assurance as to how many shares of each class will be sold. The table also assumes that the full dealer manager fee and selling commissions are paid on all shares offered in this Offering to the public on a best efforts basis. The selling commissions and, in some cases, all or a portion of the dealer manager fees, may be reduced or eliminated in connection with certain categories of sales. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. After paying the selling commissions and dealer manager fees, we will use the net proceeds of this Offering to acquire investments and to pay the fees set forth in the table below. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds. Further, the fees, compensation, income, expense reimbursements, interests and other payments described above payable to our advisor, our dealer manager and their respective affiliates may increase or decrease during or after this Offering.
If we encounter delays in the selection, acquisition or development of income-producing properties, we may pay some or all of our distributions from other sources, such as cash advances by our advisor, cash resulting from a waiver or deferral of fees, borrowings and/or proceeds from this Offering. We have not placed a cap on the amount of our distributions that may be paid from cash resulting from a waiver or deferral of fees, and/or proceeds from this Offering.
The following table sets forth information about how we intend to use the proceeds raised in this Offering, assuming that we sell $1,000,000,000 in shares, the maximum offering amount, in this Offering. We reserve the right to reallocate the shares we are offering between the different share classes. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Therefore, the figures set forth below cannot be precisely calculated at this time and will depend on a number of factors, including, but not limited to, any potential reallocation of shares among the different classes of shares. As a result, we cannot accurately predict the net proceeds we will realize from this Offering.
The following table is presented solely for informational purposes (amounts in thousands):

	Maximum Sale of $200,000,000 in Class A Shares in the Offering		Maximum Sale of $300,000,000 in Class I Shares in the Offering		Maximum Sale of $13,000,000 in Class T Shares in the Offering		Maximum Sale of $487,000,000 in Class T2 Shares in the Offering		Maximum Sale of $1,000,000,000 in Class A Shares, Class I Shares, Class T shares and Class T2 Shares in the Offering
	Amount	% of Proceeds	Amount	% of Proceeds	Amount	% of Proceeds	Amount	% of Proceeds	Amount	% of Proceeds
Gross Offering Proceeds	$200,000	100.00%	$300,000	100.00%	$13,000	100.00%	$487,000	100.00%	$1,000,000	100.00%
Less Offering Expenses:
Selling Commissions(1)(2)	14,000	7.00%	—	—%	390	3.00%	14,610	3.00%	29,000	2.90%
Dealer Manager Fee(1)(2)	6,000	3.00%	6,000	2.00%	390	3.00%	12,175	2.50%	24,565	2.46%
Advisor Funding of Dealer Manager Fee(3)	—	—%	(3,000)	(1.00)%	—	—%	—	—%	(3,000)	(0.30)%
Organization and Offering Expense Reimbursement(4)	4,000	2.00%	6,000	2.00%	260	2.00%	9,740	2.00%	20,000	2.00%
Net Proceeds Available for Investment(5)(6)	$176,000	88.00%	$291,000	97.00%	$11,960	92.00%	$450,475	92.50%	$929,435	92.94%
Acquisition:
Acquisition Fees(7)	$3,520	1.76%	$5,820	1.94%	$239	1.84%	$9,010	1.85%	$18,589	1.86%
Acquisition Expenses(8)	1,320	0.66%	2,183	0.73%	90	0.69%	3,379	0.69%	6,972	0.70%
Working Capital Reserve(9)	158	0.08%	262	0.09%	11	0.08%	405	0.08%	836	0.08%
Total Proceeds to be Invested in Properties(10)	$171,002	85.50%	$282,735	94.24%	$11,620	89.39%	$437,681	89.88%	$903,038	90.30%

(1)
This table excludes the distribution and servicing fees for Class T shares and Class T2 shares, which will be paid over time. As of March 14, 2018, we ceased offering shares of Class T common stock in this Offering. Commencing March 15, 2018, we are offering shares of Class T2 common stock in this Offering.

(2)
The dealer manager, in its sole discretion, may reallow all or a portion of the selling commissions attributable to the shares sold by other broker-dealers participating in this Offering to them and may also reallow all or a portion of its dealer manager fee for reimbursement of marketing expenses. The maximum amount of reimbursement will be based on such factors as the number of shares sold by participating broker-dealers and the assistance of such participating broker-dealers in marketing the Offering. The maximum compensation payable to members of FINRA participating in this Offering will not exceed 10.0% of the aggregate gross offering proceeds from the sale of shares sold in the Offering.

(3)
The dealer manager may receive up to 2.0% of the gross offering proceeds from the sale of Class I shares as a dealer manager fee, of which 1.0% will be funded by our advisor without reimbursement from us. The 1.0% of the dealer manager fee paid from offering proceeds will be waived in the event an investor purchases Class I shares through a registered investment adviser that is not affiliated with a broker dealer. In such event, the per share purchase price of the Class I shares would be $9.18. The dealer manager may reallow all or a portion of such dealer manager fee to participating broker-dealers.

(4)
Amount reflected is an estimate. Organization and offering expenses paid by us in connection with the organization and formation of our company and this Offering include legal, accounting and printing expenses, expenses associated with stockholder relations, escrow agent and transfer agent fees, fulfillment costs, blue sky, SEC and FINRA filing fees, expenses associated with advertising and sales literature prepared by us and detailed and itemized due diligence reimbursements. A portion of our organizational and offering expenses are anticipated to be used for accountable or non-accountable expense reimbursement of cumulative organization and offering expenses which will be deemed additional underwriting compensation pursuant to FINRA Rule 2310. We will not pay or reimburse any of the foregoing costs to the extent such payment would cause total underwriting compensation to exceed 10.0% of the gross proceeds from this Offering as of the termination of the Offering, as required by the rules of FINRA. We will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on our behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of reimbursement.

(5)
Until required in connection with our targeted investments, substantially all of the net proceeds of the Offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. The amount of investments that we are able to make will depend on several factors, including the amount of capital raised in this Offering, the extent to which proceeds from our distribution reinvestment plan are used to repurchase shares under our share repurchase program and whether we use offering proceeds to make distributions. We are not able to estimate the amount of investments we may make assuming the sale of any particular number of shares. However, in general we expect that the concentration risk of our portfolio of investments will be inversely related to the number of shares sold in this Offering. Before we substantially invest the net proceeds of this Offering, our distributions may exceed our funds from operations and may be paid from offering proceeds, borrowings and other sources, which would reduce the amount of offering proceeds available for investment, or require us to repay such borrowings, both of which could reduce your overall return.

(6)
We may incur capital expenses and acquisition expenses relating to our investments. At the time we make an investment, we will establish estimates of the capital needs of such investments through the anticipated hold period of the investments. We do not anticipate that we will establish a permanent reserve for expenses relating to our investment through the anticipated hold period of the investment. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow generated by our investments or out of the net cash proceeds received by us from any sale or payoff of our investments.

(7)
Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and purchasing of properties. Acquisition fees exclude acquisition expenses and any construction fee paid to a person who is not our affiliate in connection with construction of a project after our acquisition of a property. We will pay to our advisor acquisition fees of 2.0% of the contract purchase price of each property or asset we acquire (including our pro rata share of debt attributable to such property) and 2.0% of the amount advanced with respect to a mortgage loan or other real estate-related investment (including our pro rata share of debt attributable to such investment). If we raise the maximum amount of $1,000,000,000 in this Offering and our investments are 50% leveraged, the total acquisition and advisory fees payable will be approximately $37,178,000.

(8)
Acquisition expenses include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, commissions to non-affiliated third parties, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property (including our pro rata share of debt attributable to such property) or other real estate-related investments; however, expenses on a particular acquisition or investment may be higher. Acquisitions fees and expenses for any particular property will not exceed 6.0% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6.0% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us.

(9)
Working capital reserves are typically utilized for extraordinary expenses that are not covered by revenue generation of the property, such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender party may require its own formula for escrow of working capital reserves.

(10)	Includes amounts anticipated to be invested in properties net of fees and expenses. Subject to certain limitations, this amount may be used to fund distributions.
All references to the percentage our gross offering proceeds our management expects to use to make investments are updated as follows:
Assuming that 20.0% of the gross proceeds from this Offering come from the sale of Class A shares, 30.0% of the gross proceeds from this Offering come from the sale of Class I shares, 1.3% of the gross proceeds from this Offering come from the sale of Class T shares, and 48.7% of the gross offering proceeds from this Offering come from the sale of Class T2 shares, our management team expects to invest approximately 90.30% of the gross offering proceeds to make investments in accordance with our investment objectives and by following the strategies described in this prospectus.
Management Compensation Table
The following rows and footnotes supersede and replace the corresponding rows and footnotes in the table contained in the “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” section beginning on page 18 of the prospectus and the table contained in the “Management Compensation” table section beginning on page 84 of the prospectus:

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering(1)
Offering Stage
Organization and Offering Expenses – Carter Validus Advisors II, LLC (2)
We reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee, the distribution and servicing fee and the other organization and offering expenses borne by us to exceed 15.0% of the gross offering proceeds of this Offering. We expect that organization and offering expenses (other than selling commissions, dealer manager fees and the distribution and servicing fee) will be approximately 2.0% of the gross offering proceeds as of the termination of this Offering.
$20,000,000 if we sell the maximum number of shares in this Offering.

(1)	The estimated maximum dollar amounts are based on the sale to the public of $1,000,000,000 in Class A shares, Class I shares, Class T shares and Class T2 shares in this Offering.

(2)
These organization and offering expenses include, without limitation, all expenses (other than selling commissions and the dealer manager fees and distribution and servicing fees) incurred and to be paid by us in connection with this Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agents, due diligence expense reimbursements to participating broker-dealers included in a detailed and itemized invoice, and amounts to reimburse our advisor for its portion of the salaries of the employees of its affiliates who provide services to our advisor and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. We reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee, the distribution and servicing fee and the other organization and offering expenses borne by us to exceed 15.0% of the gross offering proceeds of this Offering. We also pay a $25.00 fee per subscription agreement to one of our affiliates for reviewing and processing subscription agreements.

Appendix A
The tables below provide summarized information concerning the non-public real estate investment programs sponsored by Carter/Validus REIT Investment Management Company, LLC, and its affiliates which raised funds from outside investors for Carter Validus Mission Critical REIT, Inc., or CVMCR. The information contained herein is included solely to provide prospective investors with the background to be used to evaluate the real estate experience of the management of our sponsor and its affiliates.
The following table uses certain financial terms. The following briefly describes the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of the property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•
“Cash Generated from Operations” means the excess (or “cash used” in the event of a deficiency) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•
“GAAP” refers to “generally accepted accounting principles” in the United States. Prospective investors should read these tables carefully together with the summary information concerning the Programs set forth in “Prior Performance Summary” elsewhere in this prospectus.

THE INFORMATION IN THIS SECTION AND THE TABLES REFERENCED HEREIN SHOULD NOT BE CONSIDERED AS INDICATIVE OF HOW WE WILL PERFORM. THIS DISCUSSION REFERS TO THE PERFORMANCE OF PRIOR PROGRAMS AND PROPERTIES SPONSORED BY CARTER VALIDUS REIT MANAGEMENT COMPANY II, LLC OR ITS AFFILIATES OVER THE PERIODS LISTED THEREIN. IN ADDITION, THE TABLES INCLUDED WITH THIS PROSPECTUS (WHICH REFLECT RESULTS OVER THE PERIODS SPECIFIED IN EACH TABLE) DO NOT MEAN THAT WE WILL MAKE INVESTMENTS COMPARABLE TO THOSE REFLECTED IN SUCH TABLES. IF YOU PURCHASE SHARES IN CARTER VALIDUS MISSION CRITICAL REIT II, INC., YOU WILL NOT HAVE ANY OWNERSHIP INTEREST IN ANY OF THE REAL ESTATE PROGRAMS DESCRIBED IN THE TABLES INCLUDED HEREIN (UNLESS YOU ARE ALSO AN INVESTOR IN THOSE REAL ESTATE PROGRAMS).
YOU SHOULD NOT CONSTRUE INCLUSION OF THE FOLLOWING INFORMATION AS IMPLYING IN ANY MANNER THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE RELFECTED IN THE INFORMATION BELOW BECAUSE THE YIELD AND CASH AVAILABLE AND OTHER FACTORS COULD BE SUBSTANTIALLY DIFFERENT IN OUR PROPERTIES.
The following tables are included herein:

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS
Table I provides a summary of the experience of Carter/Validus REIT Investment Management Company, LLC, and its affiliates as a sponsor in raising and investing funds in CVMCR, a non-traded real estate investment program. CVMCR’s primary offering was terminated on June 6, 2014. Information is provided as to the manner in which the proceeds of the offering have been applied, the timing and length of the offering and the time period over which the proceeds have been invested.

	As of December 31, 2017 (in thousands) (unaudited)
		Percentage of Total Dollar Amount Raised
Gross offering proceeds from investors (1)	$1,946,761	100.0%
Less offering expenses:
Selling commissions and discounts retained by affiliates	$156,519	8.0%
Other offering costs	$18,326	0.9%
Reserves (2)	$12,623	0.6%
Available for investment	$1,759,293	90.5%
Acquisition costs:
Prepaid items and fees related to investments	$—	—%
Cash down payment (3)	$2,086,463	107.2%
Acquisition fees	$41,433	2.1%
Acquisition expenses (3)	$13,180	0.7%
Acquisition costs-other (4)	$465,091	23.9%
Total acquisition costs	$2,606,167	133.9%
Percent leveraged (mortgage financing/total acquisition cost)	5.4%
Date offering began	12/10/2010
Length of offering (in months)	42
Months to invest 90% of amount available for investment	41

(1)	Represents $1,678,284,000 from outside investors and $268,477,000 pursuant to the distribution reinvestment program.

(2)	Represents additional investment for lease-up, development and/or redevelopment costs.

(3)	Represents ownership portion only.

(4)	Represents acquisition costs related to construction, capitalized interest, capitalized investment cost, tenant improvements, real estate-related investments and construction management fees.

TABLE II
COMPENSATION TO SPONSOR AND AFFILIATES
Table II summarizes the amount and type of compensation paid to Carter/Validus REIT Investment Management Company, LLC, and its affiliates, as a sponsor of CVMCR. CVMCR’s primary offering was terminated on June 6, 2014.

As of December 31, 2017 (in thousands) (unaudited)
Date offering commenced	12/10/2010
Gross offering proceeds from investors	$1,946,761
Amount paid from proceeds of offering
Underwriting fees	$156,519
Acquisition fees
Real estate commissions	$—
Advisory fees – acquisition fees	$41,433
Other offering costs	$18,326
Acquisition fees-other (1)	$3,926
Dollar amount of cash generated from operations before deducting payments to sponsor	$537,153
Actual amount paid to sponsor from operations:
Property management fees	$20,214
Asset management fees	$71,573
Reimbursements	$8,067
Leasing commissions	$4,609
Other	$—
Total amount paid to sponsor from operations	$104,463
Dollar amount of property sales and refinancing before deducting payment to sponsor:
Cash	$1,131,582
Notes	$—
Amount paid to sponsor:
Real estate commissions	$4,311,000
Incentive fees	$—
Other	$—

(1)	Represents construction management fees paid to sponsor.

TABLE III
OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAM
Table III summarizes the operating results of Carter Validus Mission Critical REIT, Inc., a non-traded real estate investment program sponsored by Carter/Validus REIT Investment Management Company, LLC and its affiliates. The results in this Table III have not been audited and are presented on an accrual accounting basis in conformity with GAAP.

	For the Year Ended December 31 (in thousands) (unaudited)
	2017	2016	2015	2014	2013
Gross revenues	$210,697	$207,256	$214,819	$154,291	$68,299
Gain on sales of properties	$224,133	$—	$—	$—	$—
Less:
Operating expenses	$56,807	$56,854	$54,242	$50,249	$22,331
Other expenses	$87,636	$28,910	$21,490	$19,682	$12,540
Depreciation and amortization	$65,750	$86,335	$70,711	$46,729	$18,749
Consolidated net income - US GAAP basis	$224,637	$35,157	$68,376	$37,631	$14,679
Net income attributable to the Company - US GAAP basis	$177,311	$31,236	$63,438	$33,498	$12,658
Cash provided by operations	$105,278	$122,821	$107,659	$69,723	$26,022
Cash (used in) provided by sales	$1,131,582	$—	$—	$—	$—
Cash (used in) provided by refinancing	$—	$—	$—	$—	$—
Cash provided by operations, sales and refinancing	$1,236,860	$122,821	$107,659	$69,723	$26,022
Less: Cash distribution to investors from:
Operating cash flow	$63,082	$60,038	$56,775	$44,013	$14,176
Sales and refinancing	$—	$—	$—	$—	$—
Other (1)	$—	$—	$—	$—	$—
Cash generated after cash distributions	$1,173,778	$62,783	$50,884	$25,710	$11,846
Less: Special items	$—	$—	$—	$—	$—
Cash generated after cash distributions and special items	$1,173,778	$62,783	$50,884	$25,710	$11,846
Distribution data per $1,000 invested
Cash distributions to investors source - Cash Basis (2)
Sales	$—	$—	$—	$—	$—
Refinancing	$—	$—	$—	$—	$—
Operations	$28	$26	$25	$32	$29
Other	$—	$—	$—	$—	$—

(1)	Cash distributions to investors from other sources may include sources such as cash flows in excess of distributions from prior periods, borrowings and proceeds from the issuance of common stock.

(2)	Cash distributions to investors source is calculated based on weighted average investment.

TABLE IV
RESULTS OF COMPLETED PROGRAM
Table Omitted- No programs affiliated with us have completed operations

TABLE V
SALES OR DISPOSALS OF REAL ESTATE PROPERTIES
Table V summarizes certain property sales of Carter Validus Mission Critical REIT, Inc., a non-traded real estate investment program sponsored by Carter/Validus REIT Investment Management Company, LLC and its affiliates as of December 31, 2017. The results in this Table V have not been audited and are presented on an accrual accounting basis in conformity with GAAP (amounts in thousands):

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties Including Closing and Soft Costs		Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Property/Portfolio	Date Acquired	Date of Sale	Cash received net of closing costs	Mortgage balance at time of sale	Purchase money mortgage taken back by program	Adjustments resulting from application of GAAP	Total	Original mortgage financing	Total acquisition cost, capital improvement closing and soft costs	Total
Chicago Data Center	05/20/2014	12/14/2017	$205,796	$104,600	$—	$—	$310,396	$107,109	$145,093	$58,194
Mapletree Portfolio (1)	2011-2014	12/20/2017	$563,696	$169,991	$—	$—	$733,687	$239,454	$471,569	$22,664
Miami International Medical Center	04/30/2014	12/28/2017	$87,499	$—	$—	$—	$87,499	$—	$98,229	$(10,730)

(1)	Mapletree Portfolio consisted of 14 data center properties (including one real estate property owned through a consolidated partnership).